

July 29, 2009

By U.S. mail and facsimile to (281) 821-2995

Mr. James H. Allen, Jr., Senior Vice-President and Chief Financial Officer
Sterling Construction Company, Inc.
20810 Fernbush Lane
Houston, TX 77073

      RE: Sterling Construction Company, Inc.
              Form 10-K for the fiscal year ended December 31, 2008
              Filed March 16, 2009

              File No. 1-31993

Dear Mr. Allen:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Business, page 5

General

    1. Because of the nature of your business, disclosure about sources and availability of raw materials and compliance with laws and regulations regarding environmental matters appears limited (we note "Environmental and other regulatory matters could adversely affect …" risk factor disclosure on page 18). Please provide in future filings disclosure related to information contained in

subparagraphs (c)(1)(iii) and (xii) of Item 101 of Regulation S-K, to the extent that such information is material.

Management's Discussion and Analysis, page 24

Results of Operations, page 26

Fiscal Year Ended December 31, 2008 (2008) Compared with Fiscal Year Ended December 31, 2007 (2007) – Revenues, page 26

2. In future filings, please expand your discussion under results of operations for all periods to quantify each factor you cite as impacting your operations. For example, you disclose the increase in revenues is attributable to revenues earned by your Nevada operations, acquired on October 31, 2007 and an increase in work performed by your Texas operations as a result of better weather throughout 2008 than 2007, without quantifying the impact attributed to each component. See Item 303(a)(3) of Regulation S-K.

Sources of Capital, page 31

3. We note your discussion on page 32 that the Credit Facility is subject to your compliance with certain covenants, including financial covenants relating to fixed charges, leverage, tangible net worth, asset coverage and consolidated net losses. If it is reasonably likely that you will not meet your financial covenants, please disclose the required minimum/maximum ratios or amounts for each of your financial covenants and the actual ratios or amounts achieved for each financial covenant as of the most recent balance sheet date. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

4. In future filings, please revise your disclosure of the amount available under the credit facility to clarify this is the amount available without violating any of your financial covenants.

Uses of Capital, page 33

5. We note that obtaining surety bonds for your construction projects is a material aspect of your business. In future filings, please disclose if you have encountered any difficulties in obtaining new surety bonds and/or if the cost of obtaining surety bonds has materially increased due to the current economic environment and the tightening of the credit markets.

Compensation Discussion and Analysis, page 39

Compensation Levels, page 41

6. You disclose that the Committee determined that the performance-based compensation should be approximately equal to base salary; however, you have not provided the reasons why the Committee determined that this target level was appropriate. Please describe to us in greater detail, with a view toward future disclosure, the Committee's decision making process in determining this target. Also please clarify whether the target determination equal to 1x of the base salary was calculated at the threshold, target or maximum level of the performance based compensation.

Deferred Salary, page 42

7. We note your disclosure about EBITDA, which is used as a financial measure for purposes of paying the deferred salary component of the total salary compensation, and the definition of EBITDA. In accordance with Instruction 5 of Item 402(b) of Regulation S-K, please tell us, with a view toward future disclosure, how this measure was calculated from your audited financial statements, including among other things, how you define "Extraordinary items". Similarly, under "Cash Incentive Bonus," describe how you calculated budgeted fully-diluted earnings per share. Please also quantify the target and actual financial measures used to calculate the base deferred salary and incentive bonus.

8. Please quantify for us, with a view toward future disclosure, the two portions of the salary compensation. References such as "the larger part" of salary being paid in periodic installments, and the "balance" of the base salary being deferred, are ambiguous.

Grants of Plan-Based Awards for 2008, page 46

9. While you have disclosed that 40% of the incentive-based compensation is based upon achievement of each named executive officer's personal goals, you have not provided a qualitative discussion of the nature of these personal goals and/or a quantitative disclosure of these goals in order for a named executive officer to earn the 40% portion of the incentive-based pay. Please provide to us, with a view toward future disclosure, a detailed description of each named executive's personal goals, and to the extent possible, quantify them.

10. Please tell us, with a view toward future disclosure, the factors and elements that the Committee took in consideration while it determined that "each executive completed substantially all of his personal goals". Please identify the specific contributions and contextualize those achievements for purposes of demonstrating

how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. See Item 402(b)(2)(vii) of Regulation S-K.

Exhibits, page 56

11. Except for Exhibit G and Schedules 1.1, 1.2 and 1.3, it appears that you have not filed the remaining exhibits and schedules to the Credit Agreement. Please advise. If not filed, please refile the credit agreement (including all exhibits and schedules) as an exhibit in your next periodic report. Refer to Item 601(b)(10) of Regulation S-K.

1. Summary of Business and Significant Accounting Policies, page F7

Organization and Business, page F7

12. We note that you have concluded that you have one reportable segment. We further note that until October 31, 2007 when you acquired RHB, your operations were in Texas. With the acquisition of RHB, you expanded your operations to Nevada. Based on your disclosures within the Business section of your Texas and Nevada operations, it appears that each of these operations has its own management team and separate regulatory environments. Given the significance of the Nevada operations to your consolidated results, please provide us with a detailed explanation as to how your CODM manages the company subsequent to your acquisition of RHB. In this regard, please tell us whether the reports regularly reviewed by your CODM segregates the Texas projects from the Nevada projects. Please also tell us how the CODM evaluates the performance of the management teams of the Texas and Nevada operations. Please provide us with your organizational chart for fiscal year 2008. We further note your disclosure that you organize, evaluate and manage your financial information around each project when making operating decisions and assessing your overall performance. Please clarify for us your conclusion as to whether your projects and/or your Texas and Nevada operations meet the definition of operating segments. Refer to paragraphs 10-15 of SFAS 131 for guidance. To the extent that you are aggregating operating segments into one reportable segment, please provide us with your analysis of paragraph 17 of SFAS 131 with reference to EITF 04-10. For the similar economic characteristics criteria, please provide us with revenue, gross profit, gross profit margins, income from operations, and income from operations margins, along with any other information you believe would be useful, for each of your operating segments for each of the five years ended December 31, 2008 and the 3-month periods ended March 31, 2009 and 2008 to help us understand how the aggregated operating segments are economically similar. Specifically address any differences in the trends these

financial indicators depict (e.g., if gross profit margin is decreasing for one operating segment and increasing for another).

Revenue Recognition, page F8

13. In future filings, please disclose the duration of your contracts. If your contracts are typically completed within 12 months, please state as such. Refer to paragraph 6.21 of the AICPA Audit and Accounting Guide for Construction Contractors for guidance.

Goodwill and Intangibles, page F10

14. Based on your methodology for testing goodwill for impairment, it appears as though you have allocated goodwill to one reporting unit for fiscal year 2008. We further note that you recognized approximately $44.5 million of goodwill with the acquisition of RHB, which leaves approximately $12.7 million of goodwill to prior acquisitions. Depending on your determination of your operating segments, please tell us your consideration of the guidance in paragraph 30 of SFAS 142 for the identification of your reporting units. Please also refer to the guidance in EITF Topic D-101 for additional guidance as to the application of paragraph 30 of SFAS 142.

7. Costs and Estimated Earnings and Billings on Uncompleted Contracts, page F17

15. In future filings, please revise your disclosure to state the nature of the information being conveyed in each of the two tables and the purposes for the presentations. Please provide us with the disclosure you intend to include in future filings.

13. Minority interest in RHB, page F22

16. We note that your final purchase price allocation resulted in the recognition of approximately $44.5 million of goodwill with no separately identifiable intangible assets. As the majority of the purchase price of $54.1 million was allocated to goodwill, please provide us with a comprehensive understanding as to how you determined there were no other identifiable intangible assets acquired as part of the acquisition of RHB. In this regard, it is unclear why RHB's previous relationship with Nevada Department of Transportation had no fair value. Other areas that may have also resulted in intangible assets would be the construction contracts acquired, mining rights, and employment agreements. Please note that this is not a comprehensive list, but rather suggestions based on disclosures in the Form 10-K. Please refer to paragraphs A10-A28 of SFAS 141 for guidance.

* * * *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, Tracey Houser at (202) 551-3736 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti at (202) 551-3369 or, in her absence, Brigitte Lippmann, at (202) 551-3713, with any other questions.

Sincerely,

Terence O'Brien
Branch Chief